Exhibit 99.4

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

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                             BULLETIN NO. 286/2003
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                                                                DATE: 11/07/2003



     Petroleos Mexicanos placed today in the international markets a notes issuance for the amount of 150 millions pounds sterling for a term of ten years, and these resources shall be directed to the financing of the long term productive infrastructure (Pidiregas) of the company.

     These financial instruments shall be due on December 18, 2013. The placement was made through the Pemex Project Funding Master Trust and the agent bank was Barclays Capital.

     The notes, that shall pay an annual coupon of 7.5 per cent, were placed at a price of 101.76 percent, with a yield for the investor of 7.25 percent, that is, 210 basic points over the English Treasury reference bonus.

     The above reveals the confidence of the international and domestic markets in the stability of Petroleos Mexicanos as one the most important petroleum industry world-wide

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